Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated April 9, 2014
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Equity Index Underlying Supplement dated March 22, 2012)



Structured Investments

HSBC USA Inc.
$2,099,988
Participation Notes Linked to the Dollar Adjusted MSCI Europe Index
due January 13, 2015 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment.**
- Since the payment structure of the Notes is similar to an options payment structure, you must have an options-approved account in order to purchase them. The Notes are not appropriate for every investor. The Notes will not bear interest.
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, the Reference Currency, or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing January 13, 2015.
- Minimum denominations of $10,048.50 and integral multiples of $49.50 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- **Any payment on the Notes is subject to the Issuer's credit risk.**

Key Terms

Issuer: HSBC USA Inc.
Reference Asset: The MSCI Europe Index ("MXEU"), as adjusted by the Reference Currency
Reference Currency: Euro ("EURUSD")
Principal Amount: $49.50 per Note
Price to Public: $49.50, or 100% per $49.50 in principal amount of the Notes
Trade Date: April 9, 2014
Pricing Date: April 9, 2014
Original Issue Date: April 14, 2014
Final Valuation Date: January 8, 2015, subject to adjustment as described in "Additional Terms of the Notes — Valuation Dates" in the accompanying Equity Index Underlying Supplement
Maturity Date: January 13, 2015, subject to adjustment as described in "Additional Terms of the Notes — Valuation Dates" in the accompanying Equity Index Underlying Supplement
Payment at Maturity: For each Note, the Cash Settlement Value.
Cash Settlement Value: For each Note, you will receive a cash payment equal to the greater of (i) $0 and (ii) $1,000 multiplied by the Index Strike Return.
Accordingly, if the Index Strike Return is positive, your payment at maturity for each $1,000 Principal Amount will be calculated as follows:

$$\$1,000 \times \text{Index Strike Return}$$

If the Final Level is less than or equal to the Strike Level, you will lose the entire amount of your initial investment.

Index Strike Return: The quotient, expressed as a percentage, calculated as follows:
$$\frac{\text{Final Level} - \text{Strike Level}}{\text{Initial Level}}$$

Initial Level: 157.84814, which is the product of (a) the Official Closing Level of the Reference Asset on the Pricing Date (which was 114.18) multiplied by (b) the Initial Spot Rate (which was 1.38245).
Final Level: The product of (a) the Official Closing Level of the Reference Asset determined by the Calculation Agent on the Final Valuation Date multiplied by (b) the Final Spot Rate.
Strike Level: 100% of the Initial Level
Official Closing Level: The Official Closing Level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on Bloomberg Professional® service page "MXEU <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Spot Rate: On any scheduled trading day, the official MID WM Reuters fixing at 4:00 p.m. London time, as determined by the Calculation Agent, expressed as the number of U.S. dollars per one Euro, subject to adjustment as described under "Currency Disruption Events" herein.
Initial Spot Rate: 1.38245, which was the Spot Rate of the Reference Currency on the Pricing Date.
Final Spot Rate: The Spot Rate of the Reference Currency on the Final Valuation Date.
Estimated Initial Value: The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value was calculated on the Pricing Date and is set forth in this pricing supplement. See "Selected Risk Considerations—The Estimated Initial Value of the Notes, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent: HSBC USA Inc. or one of its affiliates
CUSIP/ISIN: 40434C717/US40434C7175
Form of the Notes: Book-Entry
Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for resale to the note investors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $43 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 5 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$49.50	$0	$49.50
Total	$2,099,988	$0	$2,099,988

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC Securities (USA) Inc.
April 9, 2014

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, the Reference Currency or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this pricing supplement and "Risk Factors" beginning on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

• The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
• The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
• The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The hypothetical total returns set forth below reflect a hypothetical Initial Level of 100.00, the Strike Level of 100% of the Initial Level, and the Price to Public of $49.50. The actual Initial Level was determined on the Pricing Date. The Payment at Maturity will be based on the Index Strike Return. The fourth column, "Hypothetical Total Return on the Notes," shows the total return on the initial investment of the Price to Public. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Return of Reference Asset	Hypothetical Index Strike Return	Hypothetical Total Return on the Notes
300.00	200.00%	200.00%	3940.40%
250.00	150.00%	150.00%	2930.30%
200.00	100.00%	100.00%	1920.20%
180.00	80.00%	80.00%	1516.16%
160.00	60.00%	60.00%	1112.12%
140.00	40.00%	40.00%	708.08%
120.00	20.00%	20.00%	304.04%
104.95	**4.95%**	**4.95%**	**0.00%**
102.00	2.00%	2.00%	-59.60%
101.00	1.00%	1.00%	-79.80%
100.00	0.00%	0.00%	-100.00%
80.00	-20.00%	-20.00%	-100.00%
60.00	-40.00%	-40.00%	-100.00%
40.00	-60.00%	-60.00%	-100.00%
20.00	-80.00%	-80.00%	-100.00%
0.00	-100.00%	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 250.00. Because the hypothetical Final Level of 250.00 is more than the hypothetical Strike Level of 100.00, which corresponds to an Index Strike Return of 150.00% the investor receives a Payment at Maturity of $1,500 per $49.50 Principal Amount, calculated as follows:

$$\$1,000 \times 150.00\% = \$1,500$$

Example 2: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 102.00. Because the hypothetical Final Level of 102.00 is more than the hypothetical Strike Level of 100.00, which corresponds to an Index Strike Return of 2.00% the investor receives a Payment at Maturity of $20 per $49.50 Principal Amount, calculated as follows:

$$\$1,000 \times 2.00\% = \$20$$

Example 3: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 80.00. Because the hypothetical Final Level of 80.00 is less than the hypothetical Initial Level of 100.00, which corresponds to an Index Strike Return of -20.00%, the investor receives a Payment at Maturity of $0 per $49.50 Principal Amount.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Index Strike Return by the Principal Amount. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO THE DECREASE OF THE REFERENCE ASSET** — Payment at Maturity per Note is fully exposed to any decrease in the Final Level, as compared to the Initial Level. **If the Index Strike Return is less than or equal to 0.00%, you will lose your entire investment.**

- **DIVERSIFICATION OF THE MSCI EUROPE INDEX** — The return on the Notes is linked to the MSCI Europe Index. The MSCI Europe Index consists of 432 component stocks, covering approximately 85% of the free float-adjusted market capitalization across the European Developed Markets equity universe. For additional information about the Reference Asset, see the information set forth under "Information Relating to the Reference Asset" in the Equity Index Underlying Supplement.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss.

  We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

  For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **THE NOTES ARE A RISKY INVESTMENT AND YOU CAN LOSE THE ENTIRE AMOUNT OF YOUR INITIAL INVESTMENT** —The Notes do not guarantee any return of your initial investment. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Index Strike Return is positive or negative. Even if the level of the Reference Asset, as adjusted by the Reference Currency, has appreciated at one or more times over the term of the Notes, if the Final Level is not greater than the Strike Level, you will lose your entire investment in the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE PRICE TO PUBLIC MAY BE HIGHER THAN THAT OF SIMILAR NOTES OR OPTIONS** —The Price to Public may be in excess of the price that a commercial user of options on the Reference Asset might pay for a comparable note or option in a private transaction.

- **THE NOTES ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS** — Since the payment structure on the Notes at maturity is similar to an option payment structure, we are requiring that Notes be sold only to investors with options−approved accounts. We suggest that investors considering purchasing Notes be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the Notes in light of their particular circumstances. Notes may not be suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of the purchase price of your Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** – You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE NOTES ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION** - The Notes are not standardized stock index options of the type issued by the Options Clearing Corporation (the "OCC"), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member's failure, purchasers of these Notes must look solely to us for performance of our obligations to pay the Cash Settlement Value, if any, at maturity. The Notes are our senior unsecured obligations and will rank equally with our other senior unsecured obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the Notes, if any, is not expected to be as liquid as the market for OCC standardized options.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE PRICING DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects the internal funding rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

- **RISKS ASSOCIATED WITH NON-U.S. COMPANIES —** An investment in securities linked to the value of an index that tracks the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies' common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

    The foreign securities tracked by an index may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — The prices of the securities included in the Reference Asset are converted into U.S. dollars for purposes of calculating the level of the Reference Asset. Additionally, the level of the Reference Asset will be adjusted for exchange rate fluctuations between the euro, which is the currency in which the level of the Reference Asset is reported, and the U.S. dollar. As such, your Notes will be exposed to currency exchange rate risk with respect to the euro. Your net exposure will depend on the extent to which the euro strengthens or weakens against the U.S. dollar.

    Of particular importance to potential currency exchange risk are:

    - the volatility of the exchange rate between the U.S. dollar and the euro;

    - existing and expected interest rate levels;

    - the balance of payments in the relative countries and between each country and its major trading partners; and

    - the extent of governmental surpluses or deficits in the component countries and the United States.

    All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

- **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Reference Currency the Final Valuation Date, and therefore, the value of your Notes.

- **IF THE LIQUIDITY OF THE EURO IS LIMITED, THE VALUE OF THE NOTES COULD BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date could affect the Spot Rate, and therefore, have an adverse effect on the return on your Notes. Limited liquidity relating to the euro may also result in the calculation agent being unable to determine the Final Level using its normal means. The resulting discretion by the calculation agent in determining the Reference Return could, in turn, result in potential conflicts of interest.

- **SECURITIES PRICES GENERALLY ARE SUBJECT TO POLITICAL, ECONOMIC, FINANCIAL AND SOCIAL FACTORS THAT APPLY TO THE MARKETS IN WHICH THEY TRADE AND, TO A LESSER EXTENT, FOREIGN MARKETS** — Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

  In addition, securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

  The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for Notes where the securities comprising or held by an index are based or traded in one or more emerging market countries.

  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

- **TIME DIFFERENCES BETWEEN THE DOMESTIC AND FOREIGN MARKETS AND NEW YORK CITY MAY CREATE DISCREPANCIES IN THE TRADING LEVEL OR PRICE OF THE NOTES —** Time differences between the domestic and foreign markets may result in discrepancies between the level of the underlying stocks tracked by an index and the value of the Notes. To the extent that U.S. markets are closed while markets for the underlying stocks tracked by an index remain open, significant price or rate movements of these underlying stocks may take place that will not be reflected immediately in the value of the Notes. In addition, there may be periods when the relevant foreign markets are closed for trading, causing the level of the index to remain unchanged for multiple trading days in New York City.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC** — HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset as adjusted by the exchange rate of the Reference Currency.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Reference Asset as adjusted by the Reference Currency and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES —** It is impossible to predict whether the level of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Index Strike Return or Payment at Maturity in the ordinary manner, the Calculation Agent will postpone the Final Valuation Date until the next scheduled trading day on which there is no market disruption. If the market disruption continues for five scheduled trading days, the Calculation Agent will determine the Index Strike Return or Payment at Maturity in good faith and in a commercially reasonable manner. This postponement may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset as adjusted by the Reference Currency on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Reference Asset;
  - the time to maturity of the Notes;
  - the exchange rate between the euro and the U.S. dollar;
  - the dividend rate on the equity securities underlying the Reference Asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Information Relating to the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy any of the securities comprising the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this pricing supplement. You should make your own investigation into the Reference Asset.

MSCI Europe Index

The MSCI Europe Index captures large- and mid-cap representation across 15 Developed Markets (DM) countries in Europe. The DM countries in Europe include: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

The top five industry groups by market capitalization as of February 28, 2014 were: Financials, Consumer Staples, Health Care, Industrials and Consumer Discretionary. The top five countries by market capitalization as of February 28, 2014 were: United Kingdom, France, Germany, Switzerland and Spain.

The MSCI Europe Index is based on the MSCI Global Investable Market Indices (GIMI) Methodology. The index is reviewed quarterly—in February, May, August and November—with the objective of reflecting changes in the underlying equity markets while limiting undue index turnover. During the May and November semi-annual index reviews, the index is rebalanced and the large- and mid-capitalization cutoff points are recalculated.

MSCI, Inc. ("MSCI") calculates the MSCI Europe Index into euros by rebasing the index as follows:

Index Level in Currency$_t$ = Index Level in USD$_t$ x (FX rate$_t$ / FX rate$_{index\ base\ date}$)

For more information about the MSCI indices, see "MSCI Indices" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 1, 2008 through April 9, 2014. The closing level for the Reference Asset on April 9, 2014 was 114.18. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment. The following graph also does not reflect adjustment for the exchange rate of the Reference Currency.

Historical Performance of the MXEU



Historical Performance of EURUSD

The following graph sets forth the historical performance of the euro based on its exchange rate relative to the U.S. dollar April 7, 2009 through April 9, 2014. The EURUSD on April 9, 2014 was 1.3855. We obtained the exchange rates below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical exchange rates should not be taken as an indication of its future performance, and no assurance can be given as to exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the euro relative to the U.S. dollar will result in the return of any of your initial investment.



Currency Disruption Events

If the Spot Rate of the Reference Currency is unavailable on the Final Valuation Date for any reason, the Spot Rate for the Reference Currency will be determined by the Calculation Agent in a commercially reasonable manner in its sole discretion.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the five business days preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Index Strike Return (including the Final Level). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC at the price indicated on the cover of this pricing supplement. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.